13 January 2006 Date

By fax (+1 202 772 9207) and post

RECEIVED
2006 JUL -6 P 5:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea Bank AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

**Press release:** **Nordea's Q2 Result will be presented on 19 Julay**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

06014946

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

Nordea Bank AB (publ)

Johan Ekwall

DW 7/10